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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INTEGRATED SYSTEMS CONSULTING GROUP, INC.
                                (Name of Issuer)

                    Common Stock, $0.005 Par Value Per Share
                         (Title of Class of Securities)

                                   00045813K1
                                 --------------
                                 (CUSIP Number)

                               Luther J. Nussbaum
                            Executive Vice President
                          First Consulting Group, Inc.
                        111 W. Ocean Boulevard, 4th Floor
                              Long Beach, Ca 90802
                                 (562) 624-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 11, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

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CUSIP NO. 00045813K1


         The Schedule 13D initially filed on September 21, 1998 (the "Schedule 13D"), by the signatories hereto relating to the Common Stock, par value $.005 per share (the "Common Stock"), issued by Integrated Systems Consulting Group, Inc., a Pennsylvania corporation ("ISCG"), whose principal executive offices are at 575 East Swedesford Road, Suite 200, Wayne, Pennsylvania 19087, is hereby amended by this Amendment No. 1 to the Schedule 13D (the "Schedule 13D/A") as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Merger and Reorganization dated September 9, 1998 (the "Reorganization Agreement") among FCG, Foxtrot Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of FCG ("Merger Sub"), and ISCG, and subject to the conditions set forth therein (including approval by the stockholders of FCG and ISCG), Merger Sub will be merged with and into ISCG (the "Merger"), with each share of ISCG Common Stock being converted into the right to receive 0.77 ("FCG Common Stock") shares of FCG's Common Stock. The Boards of Directors of FCG and ISCG approved and executed that certain First Amendment to the Agreement and Plan of Merger and Reorganization, dated November 11, 1998 (the "First Amendment"), a copy of which is attached to this Schedule 13/A as Exhibit
99.1. Pursuant to the terms of the First Amendment, FCG agreed to use its reasonable efforts to nominate and appoint a nominee designated by ISCG to Class III of FCG's Board of Directors to serve until FCG's annual meeting of stockholders to be held in 2001.

         To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of ISCG have entered into Voting Agreements with FCG (as described in Item 4 below).

         The description contained in this Item 3 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached as Exhibit 99.1 to the Schedule 13D, and the full text of the First Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13D/A. Except as amended by this Schedule 13D/A, the Schedule 13 remains in full force and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1 First Amendment to the Agreement and Plan of Merger and Reorganization dated as of November 11, 1998, by and among First Consulting Group, Inc., a Delaware corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation.

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CUSIP NO. 00045813K1

                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 1998                 FIRST CONSULTING GROUP, INC.


                                                By:  /s/ Luther J. Nussbaum
                                                    --------------------------
                                                     Luther J. Nussbaum
                                                     Chief Executive Officer


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CUSIP NO. 00045813K1

                               EXHIBIT INDEX

99.1 First Amendment to the Agreement and Plan of Merger and Reorganization dated as of November 11, 1998, by and among First Consulting Group, Inc., a Delaware corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation.